Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with:

●	our unaudited condensed consolidated financial statements, related notes and other financial information included elsewhere in this Current Report on Form 6-K; and
●	our audited consolidated financial statements and accompanying notes included in our Annual Report on Form 20-F for the year ended December 31, 2022 (“2022 Form 20-F”), as well as the information contained within Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects” in our 2022 Form 20-F.

In addition to historical information, this discussion and analysis may contain predictions, estimates and other forward-looking statements regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects and statements related to the private placement described herein, the expected proceeds and the expected closing of the offering. that involve a number of risks and uncertainties, including those set forth under Item 3D “Risk Factors” in our 2022 Form 20-F. These risks could cause our actual results to differ materially from any future performance suggested below and elsewhere in the report.

Unless the context otherwise requires, all references to “Akari,” “we,” “us,” “our,” the “Company” and similar designations refer to Akari Therapeutics, PLC and its subsidiaries.

All American Depository Shares (“ADSs”) and per share amounts, including the exercise or conversion price of any of our securities for or into in ADSs, reflect, as applicable, the ADS Ratio Change (as defined below).

Overview

We are a clinical-stage biotechnology company focused on developing advanced therapies for autoimmune and inflammatory diseases involving the complement component 5 (“C5”) and leukotriene B4 (“LTB4”) pathways. Each of these pathways has scientifically well-supported causative roles in the diseases we are targeting. We believe that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases. Our activities since inception have consisted of performing research and development activities and raising capital.

Our lead product candidate, nomacopan, is a recombinant small protein (16,769 Da) derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, which modulates the host immune system to allow the parasite to feed without alerting the host to its presence or provoking an immune response. Nomacopan is a second-generation complement inhibitor which acts on complement C5, preventing release of C5a and formation of C5b–9 (also known as the membrane attack complex (“MAC”)), and independently and specifically also inhibits LTB4 activity, both elements that are often co-located as part of the immune/inflammatory response. The importance of nomacopan’s dual inhibitory action is therefore twofold. First, it can prevent inflammatory and prothrombotic activities of two key pathways, and second, the pathways can be independently activated. Additionally, nomacopan’s bio-physical properties allow it to be potentially used in a variety of formulations, including subcutaneous, intravenous, topical to eye, inhaled and intravitreous routes of administration.

We are currently advancing clinical trials of subcutaneous nomacopan for the treatment of hematopoietic stem cell transplant-related thrombotic microangiopathy (“HSCT-TMA”) in both pediatrics and adults. We are planning to start enrolling for a registrational Phase 3 trial for pediatric HSCT-TMA. Additionally, we are planning to conduct a registrational Phase 3 double-blind placebo-controlled clinical trial of nomacopan in adult HSCT-TMA. We are also investigating long-acting PASylated-nomacopan (“PAS-nomacopan”) for treatment of geographic atrophy (“GA”) secondary to dry age-related macular degeneration (“dry AMD”) in preclinical studies.

The U.S. Food and Drug Administration (“FDA”) has granted Rare Pediatric Disease, Orphan Drug (pediatric and adult), and Fast Track (pediatric) designations to nomacopan for the treatment of HSCT-TMA. If the nomacopan marketing application is ultimately determined to meet the FDA’s criteria to be a rare pediatric disease application, nomacopan may be eligible for a Rare Pediatric Disease priority review voucher. Additionally, nomacopan was granted Orphan Drug designation by the European Medicines Agency (“EMA”) as a treatment for HSCT-TMA in July 2023.

Recent Developments

Clinical Programs

In February 2023, based on Type C guidance from the FDA, we announced our plans to move forward into design and planning for a pivotal Part B of the Phase 3 clinical trial of nomacopan for treatment of pediatric HSCT-TMA in patients between 2 years and <18 years of age. Additionally, we announced the new adult HSCT-TMA pipeline program, inclusive of a study that is supportive of the pediatric program. Assuming adequate funding, enrollment in our planned Phase 3 double-blind placebo-controlled clinical trial of nomacopan in adult HSCT-TMA is expected to begin in 2024.

In July 2023, we received Orphan Drug designation from the EMA for the use of nomacopan as a treatment for HSCT-TMA.

Also in July 2023, we announced completion of our evaluation of PAS-nomacopan candidates and selected a single drug candidate to move forward into clinical trials for treatment of GA. We plan to submit and Investigational New Drug Application (“IND”) with the FDA in the first half of 2024, assuming adequate funding.

Equity Financings

In March 2023, we issued and sold 1,333,333 ADSs in connection with the March 2023 Registered Offering (as defined below), resulting in aggregate gross proceeds of approximately $4.0 million.

In September 2023, we entered into purchase agreements for the sale in a private placement of 600,203 ADSs (or pre-funded warrants to purchase ADSs in lieu thereof) in the September 2023 Private Placement (as defined below) which upon closing is expected to result in gross proceeds of approximately $2.0 million.

See additional information included under the heading “Financial Condition, Liquidity and Capital Resources—Liquidity and Capital Resources,” below for additional details on our recent equity financings.

U.K. Research and Development Tax Credit

In August 2023, we received a United Kingdom (U.K.) research and development tax credit in the amount of $2.5 million.

ADS Ratio Change

Effective August 17, 2023, we changed the ratio of our ADSs to our ordinary shares, par value $0.0001 per ordinary share (the “ordinary shares”), from one ADS representing 100 ordinary shares to a new ratio of one ADS representing 2,000 ordinary shares (the “ADS Ratio Change”).

Corporate Headquarters

In August 2023 we announced the establishment of a new U.S. corporate headquarters location in Boston, Massachusetts to support our expanding operations and preparations for our registrational trials.

Results of Operations

Comparison of the Six Months Ended June 30, 2023 and 2022

Overview

The following table summarizes our condensed consolidated results of operations for the six months ended June 30, 2023 and 2022 (in thousands):

	Six Months Ended June 30,		Change
	2023	2022	$	%
Operating expenses:
Research and development expenses	$3,255	$4,991	$(1,736)	(35)%
General and administrative expenses	5,954	6,069	(115)	(2)%
Total operating expenses	$9,209	$11,060	$(1,851)	(17)%
Loss from operations	$(9,209)	$(11,060)	$1,851	(17)%
Total other income, net	$6,211	$204	$6,007	2,945%
Net loss	$(2,998)	$(10,856)	$7,858	(72)%

Research and development expenses

For each of our research and development programs, we incur both direct and indirect expenses. Most of our research and development expenditures were in the form of payments to third parties to carry out our manufacturing, pre-clinical and clinical research activities.

The following sets forth research and development expenses for six months ended June 30, 2023 and 2022 by category (in thousands):

	Six Months Ended June 30,		Change
	2023	2022	$	%
Direct expenses:
Drug product (nomacopan)	$1,110	$2,769	$(1,659)	(60)%
Clinical trials	(312)	458	(770)	(168)%
Other	272	186	86	46%
Total direct expenses	$1,070	$3,413	$(2,343)	(69)%
Indirect expenses:
Staffing	$1,646	$1,073	$573	53%
Other	539	505	34	7%
Total indirect expenses	$2,185	$1,578	$607	38%
Total research and development expenses	$3,255	$4,991	$(1,736)	(35)%

During the six months ended June 30, 2023, total research and development expenses decreased approximately $1.7 million, or 35%, as compared to the comparable six month period in 2022, primarily due to decreases in direct clinical trial expenses resulting from the discontinuation of our bullous pemphigoid (“BP”) clinical program in 2022, including an approximate $1.1 million credit recorded as a result of the final reconciliation of clinical trial close-out costs, as well as decreased drug product manufacturing expenses related to timing of drug manufacturing. These decreases were partially offset by increases in direct clinical trial expenses incurred related to the conduct of our HSCT-TMA trials following our pipeline prioritization and additional staffing costs. Excluding the $1.1 million credit recognized during the six months ended June 30, 2023 related to our BP program, direct clinical trial expenses for the six months ended June 30, 2023 would have been approximately $0.8 million, representing an increase of $0.3 million, or 64%, as compared to the comparable six month period in 2022.

Assuming adequate funding, we expect our clinical expenses including other research and development expenses to increase in the future as we plan to conduct additional trials to support the development of nomacopan, including our planned pivotal Part B trial of nomacopan in pediatric HSCT-TMA and Phase 3 double-blind placebo-controlled clinical trial of nomacopan in adult HSCT-TMA, as well as advance PAS-nomacopan toward clinical development.

General and administrative expenses

During the six months ended June 30, 2023, total general and administrative costs decreased by approximately $0.1 million, or 2%, as compared to the six months ended June 30, 2022. The nominal decrease was primarily due to the net impact of various changes to our organizational structure.

Other income, net

Other income, net consists of interest income, income resulting from changes in the fair value of liability-classified warrants, foreign currency exchange gains and losses, and other expenses. During the six months ended June 30, 2023, total other income, net increased by approximately $6.0 million, or 2,945%, as compared to 2022. The increase was primarily attributed to $6.1 million of income recognized resulting from a decrease in the fair value of the warrant liability for the September 2022 Warrants (as defined below) during the six months ended June 30, 2023, primarily due to a decrease in our stock price.

Liquidity and Capital Resources

Since inception, we have incurred substantial losses, and we have primarily funded our operations with proceeds from the sale of equity securities, including ordinary shares, warrants and pre-funded warrants. At June 30, 2023, we had $7.2 million in cash and an accumulated deficit of $220.5 million. To date, we have not generated any revenue.

We have devoted substantially all of our efforts to research and development, including clinical trials, and we have not commercialized any products. Our research and development activities, together with our general and administrative expenses, are expected to continue to result in substantial operating losses for the foreseeable future. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity, total assets and working capital. Due to the numerous risks and uncertainties associated with developing drug candidates and, if approved, commercial products, we are unable to predict the extent of any future losses, whether or when any of our drug candidates will become commercially available or when we will become profitable, if at all. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our preclinical studies, clinical trials and other research and development activities;
●	the scope, prioritization and number of our clinical trials and other research and development programs;
●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to our product candidates;
●	the costs of the development and expansion of our operational infrastructure;
●	the costs and timing of obtaining regulatory approval for our product candidates;
●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;
●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;
●	the costs of contracting with third parties to provide sales and marketing capabilities for us;
●	the magnitude of our general and administrative expenses; and
●	any cost that we may incur under future in- and out-licensing arrangements relating to our product candidates.

We currently do not have any commitments for future external funding. We will need to raise additional funds, and we may decide to raise additional funds even before we need such funds if the conditions for raising capital are favorable. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financings, credit facilities or by out-licensing applications of our product candidates. The sale of equity or convertible debt securities may result in dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also subject us to covenants that restrict our operations. We cannot be certain that additional funding, whether through grants, financings, credit facilities or out-licensing arrangements, will be available to us on acceptable terms, if at all. If sufficient funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our product candidates, or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain potential products that we might otherwise seek to develop or commercialize independently.

September 2023 Private Placement

In September 2023, we entered into purchase agreements with certain existing investors, including Dr. Ray Prudo, our Chairman, and Ms. Rachelle Jacques, our President and CEO, for the sale a private placement (the "September 2023 Private Placement”) of an aggregate of 551,816 ADSs at $3.30 per ADS, and pre-funded warrants (the Pre-Funded Warrants”) to purchase up to 48,387 ADSs at a purchase price per Pre-Funded Warrant of $3.10, for aggregate gross proceeds of approximately $2.0 million. The Pre-Funded Warrants are exercisable at an exercise price of $0.20 per ADS and will not expire until exercised in full. In connection with this offering, we agreed to issue to Paulson Investment Company, LLC (“Paulson”), as placement agent for the September 2023 Private Placement, warrants to purchase 42,550 ADSs at an exercise price of $4.13 per ADS (representing 125% of the price per ADS in the September 2023 Private Placement) and a term expiring on September 22, 2028. Closing of the September 2023 Private Placement is expected to occur in the first week of October, 2023. Net proceeds after deducting placement agent fees and other expenses are expected to be approximately $1.7 million.

March 2023 Registered Direct Offering

In March 2023, we sold to certain accredited and institutional investors, led by our existing investors, including Dr. Ray Prudo, our Chairman, an aggregate of 1,333,333 ADSs in a registered direct offering (the “March 2023 Registered Offering”), at $3.00 per ADS for aggregate gross proceeds of approximately $4.0 million. Net proceeds after deducting placement agent fees and other expenses were approximately $3.5 million.

September 2022 Registered Offering

In September 2022, we sold to certain accredited and institutional investors, including our former Executive Chairman and current Chairman of the Board of Directors, Dr. Ray Prudo, an aggregate of 755,000 ADSs in a registered direct offering (the “September 2022 Registered Offering”), at $17.00 per ADS for aggregate gross proceeds of approximately $12.8 million. In addition, we issued to the investors in a private placement (the “September 2022 Private Placement”) that closed simultaneously with the September 2022 Registered Offering (i) Series A warrants exercisable to purchase up to 755,000 ADSs at an exercise price of $17.00 per ADS and (ii) Series B warrants exercisable to purchase up to 755,000 ADSs at an exercise price of $17.00 per ADS (the Series A and B warrants collectively, the “September 2022 Warrants”). The September 2022 Warrants became exercisable immediately following the date of issuance and expire two years following issuance, in the case of the Series A warrants, and seven years following issuance, in the case of the Series B warrants. Net proceeds after deducting placement agent fees and other expenses were approximately $11.8 million.

March 2022 Registered Offering

In March 2022, we sold to certain accredited and institutional investors, led by our existing investors, including Dr. Ray Prudo, our Chairman, an aggregate of 372,042 ADSs in a registered direct offering (the “March 2022 Registered Offering”), at $24.00 per ADS for aggregate gross proceeds of approximately $8.9 million. In connection with this offering, we issued to the investors and Paulson, as placement agent for the March 2022 Registered Offering, registered warrants to purchase 186,020 ADSs at $28.00 per ADS and 14,882 ADSs at $30.00 per ADS, respectively. Net proceeds after deducting placement agent fees and other expenses were approximately $8.1 million.

Funding Requirements

As of the date of this report, we expect our existing cash, along with aggregate gross proceeds of approximately $2.0 million which we expect to receive from our September 2023 Private Placement in October 2023, will be sufficient to fund our operations into the first quarter of 2024.

Based on our recurring losses from operations incurred since inception, our expectation of continuing operating losses for the foreseeable future, negative operating cash flows for the foreseeable future, and the need to raise additional capital to finance its future operations, we have concluded that there is substantial doubt regarding our ability to continue as a going concern within one year after the date that the accompanying condensed consolidated financial statements attached as Exhibit 99.1 to the Current Report on Form 6-K to which this management’s discussion and analysis is attached as Exhibit 99.2 (such consolidated financial statements, the “consolidated financial statements”) are issued. Because of these uncertainties, the accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As such, the accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary if we are unable to continue as a going concern.

Cash Flows

The following table summarizes our sources and uses of cash for each of the periods presented (in thousands):

	Six Months Ended June 30,
	2023	2022
Net cash (used in) provided by:
Operating activities	$(9,574)	$(13,623)
Financing activities	3,503	12,366
Effects of exchange rates on cash	2	47
Net decrease in cash	$(6,069)	$(1,210)

Operating Activities. The net cash used in operating activities for the periods presented consists primarily of our net loss adjusted for non-cash charges and changes in components of working capital. The decrease in cash used in operating activities during the six months ended June 30, 2023, as compared to the 2022 period, was primarily due to a $1.9 million decrease in operating expenses, as more fully described above under the heading “Results of Operations,” and the net impact of changes in components of working capital.

Investment Activities. There were no investing activities during the six months ended June 30, 2023 and 2022.

Financing Activities. Net cash provided by financing activities primarily consisted of the following:

●	For the six months ended June 30, 2023, $3.5 million in net proceeds from our March 2023 Registered Direct Offering;
●	For the six months ended June 30, 2022, $12.4 million in aggregate net proceeds from registered offerings consisting of approximately $4.3 million in net proceeds from our December 2021 registered offering received in January 2022, and approximately $8.1 million in net proceeds from our March 2022 Registered Offering.

Material Cash Requirements

During the six months ended June 30, 2023, there were no material changes outside the ordinary course of our business to our material cash requirements from known contractual obligations as disclosed in our 2022 Form 20-F.

Critical Accounting Estimates

This management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. In doing so, we must make estimates and assumptions that affect our reported amounts of assets, liabilities and expenses, as well as related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and judgements, including, but not limited to, those related to (i) stock-based compensation, (ii) fair value of warrants classified as liabilities, (iii) research and development prepayments, accruals and related expenses, and (iv) the valuation allowance for deferred income taxes. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We regard an accounting estimate or assumption underlying our financial statements as a “critical accounting estimate” if:

●	the nature of the estimate or assumption is material due to the level of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

●	the impact of the estimates and assumptions on financial condition or operating performance is material.

Our significant accounting estimates are described in Note 2 of the notes to our audited consolidated financial statements included in our 2022 Form 20-F. However, please refer to Note 2 in the accompanying notes to the condensed consolidated financial statements for certain updated estimates that could impact our results of operations, financial position, and cash flows. Not all of these estimates identified in either place, however, fit the definition of critical accounting estimates. We believe that our accounting estimates relating to (i) stock-based compensation, (ii) fair value of warrants classified as liabilities, and (iii) research and development prepayments, accruals and related expenses, as described under the caption “Item 5. Operating and Financial Review and Prospects — E. Critical Accounting Estimates” in our 2022 Form 20-F, fit the description of critical accounting estimates and judgments.